QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTHS ENDED APRIL 30, 2016

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1	DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the nine months ended April 30, 2016 and audited consolidated financial statements of Quartz Mountain Resources Ltd. and related MD&A for the year ended July 31, 2015, as publicly filed on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian dollars unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of June 23, 2016.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2	OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company").

Quartz Mountain Resources Ltd. is the ultimate parent entity of the group. Quartz Mountain is a company which, most recently, focused on acquiring and exploring mineral prospects in British Columbia. The Company is currently investigating new opportunities.

1.2.1	Agreements

January 2016 Debenture Settlement and Debt Settlement Agreements

In 2012, Quartz Mountain acquired 100% of three mineral claims in the vicinity of the Gnat porphyry copper deposit (“Gnat Property”) from Bearclaw Capital Corp. (“Bearclaw”), as part of the Galaxie Project. After carrying out exploration in 2012 and 2013, Quartz Mountain was unable to secure a joint venture or option agreement to further advance exploration, largely because of the prevailing difficult market conditions for mineral exploration companies.

In January 2016, Quartz Mountain negotiated an agreement to settle with Bearclaw for the amount owing ($500,000 plus interest) on a convertible debenture held by Bearclaw related to the Gnat Property. In March 2016, the Company made a $29,793 cash payment and issued 2 million shares to Bearclaw as well as transferring Gnat Property (acquired from Bearclaw in exchange for the convertible debenture) back to Bearclaw at no cost to complete the settlement. The shares are subject to prospectus and registration exemptions under applicable securities legislation and also to a four month hold period from the time of issuance.

Also in January 2016, the Company reached agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agreed to forgive debt in the net amount owing at that time of $3,086,089 (the “Debt Settlement”), if Quartz Mountain makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that the TSX Venture Exchange has also approved the transaction with HDSI, settlement of debt by the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

1.2.2	Properties

Galaxie Property

The Company holds a 100% interest in the Galaxie property, which consists of 155 claims covering an area of 56,323.9 hectares located in northwestern British Columbia, some 24 kilometres south of the town of Dease Lake, BC. The property was acquired by Quartz Mountain in 2012. Target definition and follow up programs were carried out in 2012 and 2013. No further work is planned.

ZNT Property

The Company holds a 100% interest in the ZNT property, which consists of 21 claims covering an area of 10,171.6 hectares located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC. The property was staked by Quartz Mountain in 2012. Target definition was carried out in 2012 and 2013, and an initial drilling program was done but no economic mineralization was encountered. No further work is planned.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

1.2.4	Market Trends

The discussion in this section references calendar years and dollar amounts are stated in United States dollars.

Copper prices trended upward from early 2009 until late 2011. Prices were variable from 2012 to 2015 and weakened overall. Prices continue to be variable in 2016.

The average annual gold price steadily increased from 2008 to 2012. Gold prices trended lower in 2013, and were variable but weakening overall in 2014 and 2015. Gold prices have varied but increased overall in 2016, related to global economic uncertainty.

Silver prices trended upward in 2010 and 2011, reaching as high as $43/oz. Prices ranged between $26/oz and $35/oz between October 2011 and December 2012, and trended downward in 2013. Prices were variable in 2014 and 2015, with an overall decrease in the average price. Prices have shown some improvement in 2016.

Average annual prices over the past five years as well as the average prices of copper, gold, molybdenum and silver so far in 2016 are shown in the table below:

Year	Price
	Copper US$/lb	Gold US$/oz	Silver US$/oz
2011	4.00	1,572	35.25
2012	3.61	1,669	31.16
2013	3.32	1,410	23.80
2014	3.14	1,276	19.08
2015	2.49	1,160	15.68
2016 (to the date of this MD&A)	2.13	1,217	15.71

Source: LME Official Cash Price as provided at www.metalprices.com

1.3	Selected Annual Information

Not applicable.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4	SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31
	2016	2016	2015	2015	2015	2015	2014	2014
Loss (Income) for the period	$(356)	$102	$126	$993	$115	$111	$191	$117
Basic and diluted loss (income) per common share	$(0.01)	$0.00	$0.00	$0.04	$0.00	$0.01	$0.01	$0.00

The Company does not currently generate revenue from its operations and the variations in its total loss are due in large part to the changes in its general and corporate administration activities from quarter to quarter. The large loss for the quarter ending July 31, 2015 was due to the recording of an impairment in the Company's mineral property interests that was triggered primarily by suppressed prices of the Company’s shares as the capital markets for junior resource companies continued to be challenging. During the current quarter, the net income of $356 was due a gain on settlement of debenture.

1.5	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

1.5.1 Income for the three and nine months ended April 30, 2016 vs. 2015

Net income for the fiscal quarter ended April 30, 2016 was $356,000 (nine months ended April 30, 2016 – $128,000), compared to a net loss of $115,000 for the fiscal quarter ended April 30, 2015 (nine months ended April 30, 2015 – $418,000). The net income for the current period was due to a gain on settlement of debenture.

During the current quarter, no exploration and evaluation expenses were incurred. The following table provides a breakdown of general and administrative expenses incurred during the three and six months ended April 30, 2016 and 2015:

	Three months ended		Nine months ended
	April 30,		April 30,
	2016	2015	2016	2015
Legal, accounting and audit	$183	$–	$28,421	$34,775
Office and administration	49,857	86,615	223,131	317,538
Regulatory, trust and filing	21,641	8,563	31,816	18,472
Shareholder communications	1,527	7,325	3,359	10,814
	$73,208	$102,503	$286,727	$381,599

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.6	LIQUIDITY

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At April 30, 2016, the Company had cash on hand of $318,000 and a working capital deficit of $2.8 million. Substantially all of the Company’s liabilities at April 30, 2016 were payable to Hunter Dickinson Services Inc. ("HDSI") (1.9 Transactions with Related Parties). In January 2016, the Company announced that it has reached agreements with Bearclaw Capital Corp. and Hunter Dickinson Services Inc. for settlement of balances due to them primarily through issuance of the Company’s common shares (see 1.2 Overview)

The Company believes that its liquid assets at April 30, 2016 are sufficient to meet its known obligations (other than the amounts payable to HDSI) over the next 12 months and to maintain its core mineral rights in good standing for this next 12 month period. The Company is actively managing its cash reserves, and activities have been significantly curtailed in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund additional exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in prolonged depressed equity prices. Continued deterioration in market conditions will further increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and eliminating spending on discretionary and capital items.

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	CAPITAL RESOURCES

The Company had no material commitments for capital expenditures as at April 30, 2016. The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At April 30, 2016, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

As the Company continues to incur losses in support of exploration activities on its projects, shareholders’ equity has come to be in a deficit position.

1.8	OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9	TRANSACTIONS WITH RELATED PARTIES

Key management personnel

The required disclosure for the transactions and balances with key management personnel is provided in Note 7(a) of the unaudited condensed interim consolidated financial statements for the interim period ended April 30, 2016 and 2015. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Description of the relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Ronald Thiessen	President, Chief Executive Officer and Director	Director
Lena Brommeland	Executive Vice President	Employee
Robert Dickinson	Director	Director
Scott Cousens	Director	Director
Michael Lee	Chief Financial Officer	Employee
Trevor Thomas	General Counsel and Corporate Secretary	Employee

The business purpose of the related party transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services. As a result of this relationship, the Company has access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party costs are billed at cost, without markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either of the Company or HDSI.

Transactions and balances

The required disclosure for the transactions and balances with HDSI is provided in note 7(b) of the unaudited condensed interim consolidated financial statements for the interim period ended April 30, 2016 and 2015. These are also available at www.sedar.com.

1.10	FOURTH QUARTER

Not applicable.

1.11	PROPOSED TRANSACTIONS

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration, other than the transactions discussed herein.

1.12	CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in Note 2 of the unaudited condensed interim consolidated financial statements for the interim period ended April 30, 2016 and 2015. These are also available at www.sedar.com.

1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature. The required disclosure is provided in Note 13 of the Company’s audited consolidated financial statements as at and for the year ended July 31, 2015, publicly available on SEDAR at www.sedar.com.

1.15	OTHER MD&A REQUIREMENTS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	29,299,513
Share options	768,000

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5 Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.16	RISK FACTORS

Please refer to "Risk Factors" discussed in the Company’s MD&A for the year ended July 31, 2015 filed under the Company’s profile on SEDAR at www.sedar.com.